UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of October, 2003

Commission File: 33-80178

PRESS RELEASE
Tembec to purchase a Weyerhaeuser sawmill in Ontario

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                                                             FOR IMMEDIATE RELEASE

Tembec to purchase a Weyerhaeuser sawmill in Ontario

Chapleau, ON, October 31, 2003 – Tembec and Weyerhaeuser announced today that they have reached an agreement in principle regarding the sale to Tembec of the Weyerhaeuser sawmill assets located at Chapleau, Ontario, for $C26 million including working capital. The transaction is expected to close in the fourth calendar quarter of 2003 and is subject to certain conditions being met as well as government and other required approvals.

"This proposed transaction, and the recently announced transaction with Nexfor, are part of our strategy to effect much needed consolidation in the softwood lumber industry in North America," said Frank Dottori, Tembec President and CEO. "The acquisition of the Weyerhaeuser sawmill in Chapleau will provide a secure long-term fibre base for the Marathon pulp manufacturing joint venture in this area and allow us to generate additional synergies with our nine existing sawmills in the region, particularly in forest resource management," added Mr. Dottori.

The Chapleau sawmill has a softwood allocation of approximately 524,000 m³/yr, has a production capacity of 100 million board feet of lumber annually and employs close to 140 people. The acquisition will boost Tembec's annual lumber capacity to over 1.8 billion board feet, including the two Nexfor sawmills located in Northwestern Quebec that Tembec intends to acquire by the end of 2003.

"We are pleased to have reached an agreement with Tembec," said Norm Bush, Vice President, Ontario, for Weyerhaeuser. "We believe the sale will benefit both companies as well as the employees and the community of Chapleau. Although Weyerhaeuser remains committed to maintaining and strategically developing a strong presence within the forest industry in Ontario, we think that the Chapleau sawmill offers strategic benefits to Tembec that are not available to Weyerhaeuser's operations,"he added. "Moreover, employees at Chapleau are skilled, valuable and productive people who have contributed significantly to the operation. They have earned our appreciation and gratitude and will be treated with dignity and respect throughout the transition process."

Weyerhaeuser acquired the Chapleau sawmill in 1999 as part of its purchase of MacMillan Bloedel Ltd. The sawmill is one of two that Weyerhaeuser operates in Ontario. Weyerhaeuser also operates a pulp and paper mill at Dryden, a sawmill at Ear Falls, an oriented strand board mill at Wawa, and the recently-opened Trus JoistTM TimberStrand® plant in Kenora, Ontario, as well as several sales and customer service centres.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site at www.tembec.com

Weyerhaeuser Company (NYSE: WY), one of the world's largest integrated forest products companies, was incorporated in 1900. In 2002, sales were $29.1 billion ($18.5 billion US). It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Weyerhaeuser Company Limited, a wholly owned subsidiary, has Exchangeable Shares listed on the Toronto Stock Exchange under the symbol WYL. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com

Contacts:	Charles J. Gagnon Vice President, Corporate Relations Tembec Inc. Tel.: (819) 627-4387	Wayne Roznowsky Manager, Public Affaires Weyerhaeuser Inc. Office: (306) 953-5198 Cellular: (306) 961-6078

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: October 31, 2003